Exhibit (a)(5)(K)

This is a press release by Oak Leaf B.V. pursuant to the provisions of Section 4 paragraph 3 of the Dutch Decree on Public Takeover Bids (Besluit openbare biedingen Wft) in connection with the public offer by Oak Leaf B.V. for all the issued and outstanding ordinary shares in the capital of D.E MASTER BLENDERS 1753 N.V. This announcement does not constitute an offer, or any solicitation of any offer, to buy or subscribe for any securities in D.E MASTER BLENDERS 1753 N.V. Capitalized terms not otherwise defined herein have the meaning set out in the offer memorandum dated 19 June 2013 with respect to the voluntary public cash offer made by Oak Leaf B.V. for all issued and outstanding shares in the capital of D.E MASTER BLENDERS 1753 N.V. (the Offer Memorandum).

Oak Leaf B.V.	Press Release

Oak Leaf obtains agreement from lenders to waive minimum DEMB shareholder acceptance threshold of 95%

Extended Acceptance Period ends September 17

Haarlem, 6 September 2013  –  Oak Leaf B.V. (the Offeror), a newly incorporated company wholly owned by a Joh. A. Benckiser led investor group, announces that it has obtained the consent of the lenders under the senior facilities agreement (the SFA) to waive the minimum acceptance level of 95% of the shares of D.E MASTER BLENDERS 1753 N.V. (DEMB) on a fully diluted basis (the Shares) if all other conditions of the offer, as set out in the Offer Memorandum, have been fulfilled. This consent is further subject to the Offeror implementing the Post-Closing Merger and Liquidation in accordance with its contemplated terms, to the percentage of shares tendered at the end of the extended Acceptance Period being at least 80% of the Shares but not more than 95% of the Shares and to certain other customary closing conditions.

The Offeror made a public cash offer for all issued and outstanding shares of DEMB on 19 June 2013, subject to a minimum acceptance level of 95%. At the same time, the Offeror and DEMB agreed that the Post-Closing Merger and Liquidation would be implemented if certain conditions would be met, including a minimum acceptance level of 80%, approval by the shareholders of the Legal Merger and acceptance by the lenders of the waiver of the 95% shareholder acceptance level. The shareholder approval was obtained at the EGM on 31 July 2013 and the bank waiver has now been obtained. The Offeror will further await the outcome of the extended Acceptance Period, ending 17 September. The shareholder acceptance of the tender period ending August 15 reached 89.7%.

This announcement is made with reference to the joint press releases by the Offeror, a newly incorporated company wholly owned by a Joh. A. Benckiser led investor group, and DEMB dated 12 April 2013, 10 May 2013, 6 June 2013, 12 June 2013 and 19 June 2013 and the press releases by the Offeror dated 8 August 2013 and 16 August 2013 in respect of the public cash offer for all issued and outstanding ordinary shares with a nominal value of EUR 0.12 each in the capital of DEMB at an offer price of EUR 12.50 (cum dividend) for each Share (on a fully diluted basis), subject to customary conditions.

For a further description of the Post-Closing Merger and Liquidation and related conditions reference is made to the Offer Memorandum.

For more information

Contact	European Media: Hill+Knowlton Strategies	US Media: Abernathy McGregor Group
	Ingo Heijnen or Frans van der Grint	Tom Johnson
	+31 20 404 47 07	+1 212 371-5999

Additional Information

On 19 June 2013, the Offeror announced that the Offer Memorandum is publicly available and the acceptance period would begin at 09:00 hours CET (03:00 hours EST) on 20 June 2013. Further information regarding the Offer is contained in the Offer Memorandum (including further details on the impact that waiving the minimum acceptance condition may have on the Shareholders) and the position statement, which are available free of charge on the websites of the SEC at www.sec.gov and of DEMB at www.demasterblenders1753.com. Copies of the Offer Memorandum are also available free of charge at the offices of DEMB and Rabobank International, who is acting as exchange agent for the Offer. The Offer Memorandum contains important information and should be read carefully and in its entirety before any decision is made with respect to the Offer. This press release is neither an offer to purchase nor a solicitation of an offer to sell Shares. The Offer is made solely pursuant to the Offer Memorandum and any amendments or supplements to such Offer Memorandum. The Offeror is not currently aware of any jurisdiction where the making of the Offer is restricted or prohibited by law. If the Offeror becomes aware of any such restriction or prohibition on the making of the Offer or the acceptance of the Shares, the Offeror will make a good faith effort to comply or seek to have such prohibition or restriction declared inapplicable to the Offer. If, after a good faith effort, the Offeror cannot comply, the Offeror will not make the Offer to the holders of Shares in that jurisdiction.

About the Offeror and Joh. A. Benckiser

The Offeror is a member of a privately-held affiliated group of entities, operating under the Joh. A. Benckiser (JAB) trade name. JAB is focused on very long term investments in companies with premium brands in the fast moving consumer goods category. JAB’s portfolio includes a majority stake in Coty Inc., a global leader in beauty, a majority stake in Peet’s Coffee & Tea Inc., a premier specialty coffee and tea company, a majority stake in Caribou Coffee Company, Inc., a specialty retailer of high-quality premium coffee products and a minority stake in Reckitt Benckiser Group PLC, a global leader in health, hygiene and home products. JAB also owns a luxury goods company with brands such as Jimmy Choo, Bally and Belstaff. In the ordinary course of its business JAB examines potential investments in or acquisitions of companies in the coffee and tea category and in the cosmetics and luxury goods category. The assets of JAB are overseen by its senior partners, Peter Harf, Bart Becht and Olivier Goudet.

About Société Familiale d’Investissements S.A.

Société Familiale d’Investissements S.A. is an affiliate of Patrinvest SCA. Patrinvest SCA holds the interests of some of the Belgian founding families of Anheuser-Busch InBev, the leading global brewer and one of the world’s top five consumer products companies. Their investment philosophy is compatible with JAB’s: the family is focused on the very long term and has a wealth of experience in the branded consumer goods sector.

About BDT Capital Partners

BDT Capital Partners provides family-owned and entrepreneurially led companies with long-term capital, solutions-based advice and access to an extensive network of world-class family businesses. Based in Chicago, BDT Capital Partners is a merchant bank structured to provide advice and capital that address the unique needs of closely held businesses.  Through its advisory business, BDT & Company, LLC works with family businesses to pursue their long-term strategic and financial objectives.  BDT Capital Partners and its affiliated funds are minority investment partners of JAB in Peet’s Coffee & Tea Inc. and Caribou Coffee Company, Inc.

About Quadrant Capital Advisors, Inc.

Quadrant Capital Advisors is the exclusive investment advisor to the family of Julio Mario Santo Domingo. Similar to Patrinvest and JAB, the family has been invested for generations in the branded consumer goods sector and is today the second largest shareholder of SABMiller plc, the world’s second largest beer company.